UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

FOR THE MONTH OF FEBRUARY 2010
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant’s name into English)
No. 44 Jingxing Road
Tiexi District
Shenyang, Liaoning, China 110021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Report on Form 6-K shall be incorporated by reference in the Registration Statement (Registration No.333-161983) of A-Power Energy Generation Systems, Ltd. (the "Company") on Form F-3 and in the prospectus and any supplements thereto filed as part of such registration statement, and shall be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the Securities and Exchange Commission by the Company.

Recent Developments

On February 12, 2010 (the "Closing Date"), Shenyang Power Group Company Limited ("SPG"), a 60%-owned subsidiary of the Company, completed the establishment of Texas A Wind LLC (the "Project Company") and made an initial cash contribution of US$36,625,000 to the Project Company, pursuant to the Amended and Restated Limited Liability Company Agreement, dated December 16, 2009 (the "LLC Agreement") between SPG and United States Renewable Energy Group Wind Partners I, LLC, a Delaware limited liability company ("USREG Wind"), as amended by an amendment (the "Amendment") to the LLC Agreement entered into by Shenyang and USREG Wind on the Closing Date.  The Project Company has been established for the purpose of  owning, designing, developing, constructing, managing and operating a wind energy power plant to be located in Texas with a total nameplate capacity of 600MW (the "Project").  On the Closing Date, USREG Wind made its capital contribution to the Project Company in the form of real property interests and other project rights.

In connection with making its capital contribution, SPG has received final approval from the Chinese National Development and Reform Commission to proceed with the Project.

The LLC Agreement called for the making of an initial cash capital contribution from SPG into the Project Company in the amount of US$40,000,000 by December 28, 2009.  Pursuant to the Amendment, the amount of this contribution was reduced to US$36,625,000.  The balance, or US$3,375,000, is required to be paid by Shenyang as an additional capital contribution on the "DOE Loan Guarantee Condition Date", which is defined in the Amendment as the date on which the U.S. Department of Energy ("DOE") has issued a Loan Guarantee Agreement guaranteeing the maximum amount of Project debt financing that may be guaranteed by the DOE, and all conditions precedent in such Loan Guarantee Agreement have been satisfied or waived by the DOE.  The Amendment further provides (i) for a reduction in SPG's priority return from $12,970,588.24 to US$10,125,000, (ii) for the appointment of Jinxiang Lu (the Chairman and Chief Executive Officer of the Company), Wei Jin and Guijuan Wang as SPG's initial representatives on the  board of directors of the Project Company, (iii) that the due date for the second installment of the developer fee in the amount of US$3,375,000, payable to Cielo Wind Services, Inc. for the account of USREG Wind, shall be the DOE Loan Guarantee Condition Date, instead of March 1, 2010, (iv) for conforming changes reflecting the above amendments to be made to the Initial Business Plan of the Project Company, (v) that approval of certain funding requests of the Project Company require approval by at least one director appointed by each member, and (vi) that Liaoning GaoKe Energy Group Company Limited, a wholly-owned subsidiary of the Company, may subcontract work under the construction contract in respect of the Project's construction requirements to a Chinese enterprise owned wholly or partially by the Chinese government.

The Project is expected to cost in total approximately $1.5 billion, a portion of which is designated for wind turbine purchases, which are to be supplied by the Company.  It is expected that thousands of US workers will directly or indirectly work on the Project over its anticipated 30 year life in the hundreds of employment positions for the Project existing at any given point in time.  The parties will be seeking to obtain financing from third party lenders for most of the cost of the Project.  No financing commitments have been received to date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-Power Energy Generation Systems, Ltd.

By:	/s/ John S. Lin
Name:	John S. Lin
Title:	Chief Operating Officer

Date: February 16, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release